June 6, 2007

Mr. Brad Skinner
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Room 4561
100 F Street, N. E.
Washington, D.C.  20549

RE:  Immersion Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2005
     Filed March 10, 2006

Dear Mr. Skinner:

As requested via various recent phone conversations between your office and the Company's management, we are providing this additional information to further clarify our responses to the Staff provided previously in our letter dated January 23, 2007, regarding our Form 10-K for the fiscal year ended December 31, 2005, related to the Microsoft Corporation ("Microsoft") patent lawsuit settlement reached in 2003.

You have requested that we detail the accounting treatments that were considered and discussed with our auditors for the Microsoft transaction and the accounting treatments that were rejected and why they were rejected.

As explained in the summary of transaction facts below, the Microsoft patent lawsuit settlement included multiple agreements contemporaneously executed that provided specific rights to Microsoft and specific obligations of the Company, not all of which were subject to specific authoritative accounting literature. The accounting literature considered for the transactions was:
     a. the liability method of accounting (1)and
     b. separate units of accounting for multiple element arrangements.

The Company evaluated the Microsoft agreements as a single arrangement for accounting purposes and concluded, and its auditors agreed, that all cash received from Microsoft upon settlement of the lawsuit and execution of the various agreements described below was attributable to the incurrence of a liability. The Company, after considering all relevant accounting guidance and the facts included in the agreements and circumstances of the settlement, recorded for financial reporting purposes a $26 million liability labeled "Long-term customer advance from Microsoft".

-------------------------------

(1) SEC Accounting Series Release No. 268, Presentation in Financial Statements of "Redeemable Preferred Stocks"; FASB Statement No. 129, Disclosure of Information about Capital Structure; FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities; FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity; APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants; EITF Issue No. 86-5, "Classifying Demand Notes with Repayment Terms"

The relevant accounting guidance for separate units of accounting is EITF 00-21 Revenue arrangements with Multiple Deliverables ("EITF 00-21"). The Company concluded, and its auditors agreed, that the Microsoft arrangements were not within the scope of EITF 00-21. The Company did not recognize revenue pursuant to the arrangements executed with Microsoft. The Company identified all elements in the agreements that would separately constitute liabilities or assets and has accounted for them. Allocation of the $26 million proceeds to the liabilities recorded upon settlement resulted in no day-one loss upon execution of the Sublicense Rights agreement and a discount of $4 million dollars on the Series A Redeemable Preferred Stock resulting in an effective yield to maturity of 14%.

Below is a summary of the transaction with Microsoft and a detailed analysis of the accounting undertaken.

Summary of the transaction facts:
---------------------------------

     On July 25, 2003, the Company contemporaneously executed a series of agreements with Microsoft. These agreements provide for the following:

     1. Settlement of the Company's lawsuit against Microsoft (the "Settlement Agreement and Mutual Release").
     2.   Microsoft to pay a total of $26 million in cash to the Company.
     3. Microsoft to grant the Company the right to demand $9.0 million of loans from Microsoft under the terms and conditions established in newly authorized 7% Debentures with annual draw down rights over a 48-month period solely for the purpose of financing the Company's patent infringement claims against Sony Computer Entertainment ("Sony").
     4. The timing of the Company's obligation to pay the Microsoft liability, as detailed below, is dependent on whether or not the Company continues to actively pursue its patent lawsuit against Sony. If the Company elected to withdraw the lawsuit or effect a zero settlement against Sony, the Sublicense requires the Company to pay Microsoft $15 million within 10 days of the decision to withdraw the lawsuit and the Series A Redeemable Convertible Preferred Stock ("Series A Preferred Stock) Certificate of Designation of the powers, preferences and rights of the Series A Preferred Stock (the "Certificate of Designation") requires the Company to pay an additional $15 ($12+$3) million on or after July 25, 2006, at Microsoft's request, as detailed in items 5 and 7 below.
     5. The Company to issue Microsoft shares of the Company's Series A Preferred Stock. Pursuant to the Certificate of Designation, the Series A Preferred Stock is redeemable at Microsoft's option on or after July 25, 2006, for cash of $12 million plus stated dividends of 7% payable semi-annually in cash. The Series A Preferred Stock had a liquidation value of $12 million plus an additional accreted value payment of up to $3 million based on the outcome of the Sony litigation. The Certificate of Designation provides for an adjustment of the "Accretive Value" from $12 million to $15 million if the Company settles the Sony lawsuit for gross proceeds from zero to $100 million.

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

     6. The Company to issue to Microsoft a worldwide royalty-free, irrevocable perpetual license to the Company's portfolio of patents (the "License Agreement").
     7. The Company to issue to Microsoft the right to pursue certain license arrangements directly with third parties including Sony which, if consummated, would result in payments to the Company (the "Sublicense Rights"), and conveyed to Microsoft the right to a cash payment in the event of a settlement within certain parameters of the Company's patent litigation against Sony (the "Participation Rights"). The Participation Rights contractually obligate the Company to pay Microsoft a minimum payment of $15 million plus a percentage of gross settlement proceeds in excess of $100 million. If the Company settles the Sony lawsuit (withdrawal of the suit is defined as a zero settlement), the Participation Rights are payable within 10 days from the date of settlement. The Participation Rights due to Microsoft can be extinguished upon (i) a cash payment of $15 million plus a percentage of gross settlement proceeds in excess of $100 million,
          (ii) upon the event of an Immersion loss at trial, or (iii) a final non-appealable judgment entered by the court against Sony.

In summary, the agreements required Microsoft to pay $26 million to the Company and the Company was required to pursue its ongoing patent litigation against Sony until such time as the liability was otherwise extinguished. The timing of the Company's obligation to pay Microsoft is dependent on whether or not the Company continues to actively pursue its patent lawsuit against Sony. If the Company elected to withdraw the lawsuit or effect a zero settlement against Sony, the Sublicense requires the Company to pay Microsoft $15 million within 10 days of the decision to withdraw the lawsuit and the Certificate of Designation requires the Company to pay an additional $15 ($12+$3) million on or after July 25, 2006, at Microsoft's request.

In March 2007, the Company and Sony concluded its patent infringement litigation against Sony at the U.S. Court of Appeals of the Federal Circuit. Additionally, the Company and Sony entered into a new business agreement to explore the inclusion of the Company's technology in PlayStation format products. The Company determined that the conclusion of its litigation with Sony did not trigger any payment obligations under its agreements with Microsoft, because the Company concluded the Sony lawsuit upon the judgment becoming final and non-appealable when Sony withdrew its appeal, and satisfied the judgment by paying the damages and other costs and fees awarded. Accordingly, the Company's obligation to pay Microsoft pursuant to the Sublicense Agreement was extinguished. However, it is uncertain that Microsoft will accept the Company's position, or that the Company will ultimately prevail with its position.

Further analysis
----------------

The Company accounted for the $26 million from Microsoft under the arrangements as a liability - "Long-term customer advance from Microsoft." The $15 million minimum due under the Sublicense Agreement and the accretive cash liquidation value of $15 million due pursuant to the Series A Preferred Stock Certificate of Designation were combined for financial statement purposes. The Series A

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Preferred Stock was recorded with an initial carrying value of $11 ($26-$15)
million and accreted with an effective yield of 14% to its July 25, 2006 liquidation value of $15 million. The stated liquidation value of the Series A Preferred Stock was $12 million with a required adjustment to $15 million in the event the Company did not attain a judgment against Sony or reach a settlement in excess of $100 million in the Sony lawsuit. The Company began accreting the Series A Preferred Stock to $15 million over the three year duration of the security as it believed attainment of a judgment entered by the court against Sony or a settlement with Sony, with gross proceeds in excess of $100 million, to be an event outside the control of the Company.

As previously mentioned, the Company did not apply the guidance in EITF Issue 00-21, Revenue Arrangements with Multiple Deliverables. The Company concluded, and its auditors agreed, that the Microsoft arrangements were not within the scope of EITF Issue 00-21. The Company did not recognize revenue pursuant to the arrangements executed with Microsoft. The Company evaluated the Microsoft agreements as a single arrangement and concluded that the gross proceeds received from Microsoft were wholly attributable to the issuance of debt. Microsoft paid $26 million to the Company in July 2003, which was accounted for as a liability for financial reporting purposes. If the Company had stopped litigating the Sony patent infringement case due to a settlement of $100 million or less, including a zero settlement or withdrawal, the Company would be required to be pay the Microsoft liability plus interest in two installments. The first payment installment of $15 million would be due within 10 days of a settlement or withdrawal of the Sony lawsuit. The remaining $15 million would be due under provisions provided for in the Series A Preferred Stock Certificate of Designation.

The Company did not believe it was appropriate to recognize revenue or allocate proceeds received from the Microsoft payment to revenue or gain on settlement of litigation. The Company had limited ability to manage the litigation costs that would be necessary to reach a non-appealable judgment that would allow for the extinguishment of the obligation due to Microsoft for other than a cash payment. In fact, the Company spent over $23 million on legal fees pursuing the Sony lawsuit. Furthermore, spending the Microsoft payment on legal costs did not extinguish the Company's liability due Microsoft, it simply delayed payment obligations otherwise due until a settlement was reached or the liability extinguished pursuant to a loss or entry of a final judgment.

The accounting effect of allocating debt issuance proceeds to revenue or litigation gain results only in a higher interest rate to be recognized over the three year accretion period of the Series A Preferred Stock. As previously noted, the Company recorded a $26 million liability upon settlement of the Microsoft lawsuit consisting of the $15 million due under the Sublicense agreement, and $11 million due under the terms of the Series A Preferred Stock. The imputed discount rate implicit in the Series A Preferred Stock arrangement was 14%. For financial reporting purposes, any allocation of debt proceeds to revenue or litigation settlement gain serves only to increase the borrowing rate reflected as accretion on the Series A Preferred Stock issued to Microsoft.

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

As presented in the Company's financial statements and explained in our prior responses to the Staff, the cash payment received from Microsoft under the arrangements was accounted for as a liability. The Company was precluded from recognizing the $26 million payment and withdrawing from the Sony litigation and then keeping the money. The arrangement would require the Company to pay $15 million within 10 days to Microsoft, increase the Series A Preferred Stock accreted liquidation value from $12 million to $15 million and to redeem the Series A Preferred Stock for the $12 million in cash plus accrued interest of 7% on or after July 25, 2006, upon demand by Microsoft. The liability due Microsoft could only be extinguished for cash, loss at trial or attainment of a final non-appealable judgment.

In April 2004, subsequent to the Company initially recording the $26 million payment as a liability, Microsoft elected to convert its 2,185,792 shares of the Company's Series A Preferred Stock into shares of its common stock. Upon the conversion of the Preferred Stock, the Company reduced its liability due to Microsoft to reflect the Company's minimum remaining obligation due under the Sublicense Agreement of $15 million. The accreted liquidation value of the Series A Preferred Stock was reclassified to shareholders' equity upon Microsoft's election to convert the Series A Preferred Stock into common stock pursuant to the Certificate of Designation's optional conversion provisions. The accreted value at conversion was $12.4 million.

In March 2005, judgment was entered by the court against Sony, and Sony appealed the judgment. The liability was not considered fully extinguished while the lawsuit was under appeal by Sony.

We hope you find the above information responsive to your comments. Should you have any questions regarding our responses above or require any additional information, please do not hesitate to contact the undersigned at (408) 350-8767.

Sincerely,

/s/ Stephen Ambler

Stephen Ambler
Chief Financial Officer and Vice President, Finance

cc:            David Edgar, SEC
               Mark Farley, Deloitte & Touche LLP
               James Koshland, DLA Piper US LLP


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